FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan (PSP) notified the Company and the under-mentioned persons on 29 April 2013 of an increase in their interests in Ordinary Shares.

The following shares were released and were sold to meet tax liabilities as a result of the reinvestment of dividends paid on PSP awards which vested on 26 April 2013.

	Ordinary shares released	Number of Ordinary Shares sold to meet tax liabilities
Mr R Connor	11	6
Mr P Thomson	9	5
Dr P Vallance	297	140
Ms E Walmsley	381	180
Mr C Weber	48	0
Mrs V Whyte	9	5

The Company and PDMRs were advised of these transactions on 29 April 2013.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

29 April 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 29, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc